Exhibit 99.1

SILYNXCOM Ltd.
Notice of Special and ANNUAL General Meeting of shareholders

Notice is hereby given that a Special and Annual General Meeting of Shareholders (the “Meeting”) of Silynxcom Ltd. (the “Company”) will be held on Monday, December 30, 2024 at 4:00 p.m. Israel time at the Company’s offices, located at 7 Giborei Israel, Netanya, 4250407, Israel.

The agenda of the Meeting includes the following proposals (the “Proposals”):

1.      To re-appoint Ziv Haft, Certified Public Accountants (Isr.), a BDO Member firm, as independent auditor of the Company until the next annual general meeting of the shareholders, and to authorize the Company’s Board of Directors (the “Board of Directors”) to determine their compensation until the next annual general meeting;

2.      To re-elect Mr. Ron Klein as a Class I director for a three-year term;

3.      To approve an increased monthly salary for Mr. Nir Klein, the Company’s Chief Executive Officer and director;

4.      To approve an annual bonus plan for the years 2025-2027 to Mr. Nir Klein, the Company’s Chief Executive Officer and director;

5.      To approve an increased monthly salary for Mrs. Gal Nir Klein, the Company’s Vice President of Marketing and Israel Sales and director;

6.      To approve an annual bonus plan for the years 2025-2027 to Mrs. Gal Nir Klein, the Company’s Vice President of Marketing and Israel Sales and director; and

7.      To approve an annual bonus plan for the years 2025-2027 to Mr. Ron Klein, the Company’s Chairman of the Board of Directors.

In addition to the Proposals, at the Meeting, the audited, consolidated financial statements of the Company for the year ended December 31, 2023, and the Company’s annual report for the year ended December 31, 2023, will be presented to, and considered by, the Company’s shareholders.

Board Recommendation

The Board of Directors unanimously recommends that you vote “FOR” of each of the proposed resolutions, which are described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on December 2, 2024 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Required Vote and Voting Procedures

Proposal nos. 1 and 2 to be presented at the Meeting each require a Simple Majority, as defined in the Proxy Statement, of votes in person or by proxy at the Meeting.

Proposal nos. 3, 4, 5, 6 and 7 to be presented at the Meeting each require a Special Majority, as defined in the Proxy Statement, of votes in person or by proxy at the Meeting.

How You Can Vote

A form of proxy card for use at the Meeting is attached to the accompanying Proxy Statement, together with a return envelope, being sent to holders of the Company’s ordinary shares (the “Ordinary Shares”). By appointing “proxies,” (in accordance with the Company’s amended and restated articles of association and applicable law) shareholders may vote at the Meeting regardless of whether they attend. If a properly executed proxy card in the attached form is received by the Company at least four (4) hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form.

Shareholders may revoke their proxies or voting instruction forms (as applicable), in accordance with Section 9 of the Companies Law 5759-1999 (proxy and position statements), by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date and time.

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, concerning those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Mr. Nir Klein, Chief Executive Officer of the Company (kleinnir@s-o-s.co.il), and Mr. Ilan Akselrod, Chief Financial Officer of the Company (ilan@s-o-s.co.il), or to vote in person at the Meeting.

Subject to applicable law and the rules of the NYSE American, LLC, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR”.

Beneficial Owner

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting, and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to Proposal nos. 2, 3, 4, 5, 6 and 7 (the election of directors and matters that relate to executive compensation) which we consider to be non-routine items under the applicable rules; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for the Proposals.

Sincerely,
Ron Klein
Chairman of the Board of Directors
November 25, 2024